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                                        OMB Number:   3235-0145
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ___________)*


                                METATOOLS, INC.
               -------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
          ----------------------------------------------------------
                        (Title of Class of Securities)

                                  5914001-16
                  ------------------------------------------
                                (CUSIP Number)

                                John J. Wilczak
                                MetaTools, Inc.
                 6303 Carpinteria Ave., Carpinteria, CA 93013
                                (805) 566-6200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 11, 1997
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .[_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 2 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FRACTAL DESIGN CORPORATION (77-0276903)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    In the event the stock option becomes exercisable
                          and is exercised in full, Fractal will have sole
                          voting power with respect to that number of shares
                          equal to 19.9% of the then outstanding shares of
                          Common Stock of MetaTools, Inc. ("MetaTools") which,
                          based upon the 13,266,211 shares of MetaTools
                          outstanding as of February 11, 1997, currently
     NUMBER OF            equals 2,639,976 shares of Common Stock of
                          MetaTools.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    Fractal shares voting power of 6,403,517 shares of
                          Common Stock of MetaTools based on irrevocable
     OWNED BY             proxies delivered by certain individuals.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    In the event the stock option becomes exercisable
    REPORTING             and is exercised in full, Fractal will have sole
                          dispositive power with respect to that number of
      PERSON              shares equal to 19.9% of the then outstanding shares
                          of Common Stock of MetaTools, which, based upon
       WITH               the 13,266,211 shares of MetaTools outstanding as of
                          February 11, 1997, currently equals 2,639,976
                          shares of Common Stock of MetaTools.
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11 In the event the stock option becomes exercisable and is exercised in full, Fractal will beneficially own that number of shares equal to 19.9% of the then outstanding shares of Common Stock of MetaTools, which, based upon the 13,266,211 shares of MetaTools outstanding as of February 11, 1997, currently equals 2,639,976 shares of Common Stock of MetaTools, plus the 6,403,517 shares over which Fractal shares voting power pursuant to the proxies.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      68.17%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 3 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN J. WILCZAK

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,238,583
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,238,583 (Subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated February 11,
                          1997, the form of which is filed as Exhibit 7 to
      PERSON              this Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,238,583

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      9.31%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 4 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BERT KOLDE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    2,014,167

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    14,167 (Subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated February 11,
                          1997, the form of which is filed as Exhibit 7 to
      PERSON              this Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10   2,000,000 (Subject to the restrictions set forth in
                          that certain Affiliate Agreement dated February 11,
                          1997, the form of which is filed as Exhibit 7 to this
                          Schedule 13D)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   2,014,167


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      15.17%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 5 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WILLIAM H. LANE III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    7,500

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    7,500 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   7,500


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.06%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 6 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WILLIAM J. SCHROEDER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    8,333

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    8,333 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   8,333


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.06%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 7 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAMUEL H. JONES, JR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,131,055

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,131,055 (Subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated February 11,
                          1997, the form of which is filed as Exhibit 7 to
      PERSON              this Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   1,131,055


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      8.52%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 8 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KAI KRAUSE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      GERMANY

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    760,361

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    760,361 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   760,361


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      5.63%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 9 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HOWARD L. MORGAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    267,500

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    267,500 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   267,500


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      2.02%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 10 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TERANCE KINNINGER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    25,872

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    25,872 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   25,872


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.19%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                   PAGE 11 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JAMES MERVIS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    14,333

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    14,333 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   14,333


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.11%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 12 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERT RICE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    90,165

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    90,165 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   90,165


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.68%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

------------------------                                ----------------------
  CUSIP No. 5914001-16                                    PAGE 13 OF 39 PAGES
------------------------                                ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ALEXANDER MIGDAL

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    815,469

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    815,469 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   815,469


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      6.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 14 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VULCAN VENTURES

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    2,000,000

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     10   2,000,000 (Subject to the restrictions set forth in
       WITH               that certain Affiliate Agreement dated February 11,
                          1997, the form of which is filed as Exhibit 7 to
                          this Schedule 13D)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   2,000,000


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      15.08%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 15 OF 39 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FRED BROWN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                         [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    30,179

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    30,179 (Subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated February 11, 1997,
                          the form of which is filed as Exhibit 7 to this
      PERSON              Schedule 13D)
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   30,179


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.23%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

------------------------                                 ----------------------
  CUSIP No. 5914001-16                                     PAGE 16 OF 39 PAGES
------------------------                                 ----------------------


     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Fractal Design Corporation ("Fractal"),
                                                                  -------
John J. Wilczak, Bert Kolde, William H. Lane III, William J. Schroeder, Samuel
H. Jones, Jr., Kai Krause, Howard L. Morgan, Terance Kinninger, James Mervis, Robert Rice, Alexander Migdal, Vulcan Ventures or Fred Brown (collectively, the "Individuals") that it or he is the beneficial owner of any of the Common
     -----------
Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and
                                       ---
such beneficial ownership is expressly disclaimed. Any information contained herein as to any Individual has been provided by such Individual, and any information contained herein as to Fractal has been provided by Fractal.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Issuer Common Stock"), of MetaTools, Inc., a Delaware
                   -------------------
corporation ("Issuer"). The principal executive offices of Issuer are located at
              ------
6303 Carpinteria Ave., Carpinteria, CA 93013.

ITEM 2.  IDENTITY AND BACKGROUND.

     The names of the people filing this statement are Fractal Design Corporation, John J. Wilczak, Bert Kolde, William H. Lane III, William J. Schroeder, Samuel H. Jones, Jr., Kai Krause, Howard L. Morgan, Terance Kinninger, James Mervis, Robert Rice, Alexander Migdal, Vulcan Ventures and Fred Brown. The address of the principal office and principal business of Fractal is 5550 Scotts Valley Drive, Scotts Valley, California 95066. Fractal designs, develops, publishes, markets and supports software tools for the creation, editing and manipulation of computer graphic images, digital art and Internet/online content for Windows, Macintosh and other operating systems. Set forth in Schedule A is a list of each of Fractal's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Fractal in which such employment is conducted. Set forth in Schedule B is a list of each of the Individuals, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

     During the past five years none of Fractal or any of the Individuals or, to Fractal's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years none of Fractal or any of the Individuals or, to Fractal's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                 SCHEDULE 13D

------------------------                                 ----------------------
  CUSIP No. 5914001-16                                     PAGE 17 OF 39 PAGES
------------------------                                 ----------------------

     Pursuant to an Agreement and Plan of Reorganization dated February 11, 1997 (the "Merger Agreement") among Issuer, Rook Acquisition Corp., a Delaware
      ----------------
corporation and a wholly-owned subsidiary of Issuer ("Merger Sub") and Fractal,
                                                      ----------
and subject to the conditions set forth therein (including approval by stockholders of Issuer and Fractal), Merger Sub will be merged with and into Fractal (the "Merger"), with each share of Fractal Common Stock being converted
              ------
into the right to receive 0.749 shares of Issuer Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the Merger Agreement.

     This statement on Schedule 13D also relates to a voting agreement as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Issuer, with and into Fractal in a statutory merger pursuant to the California General Corporation Law ("California
                                                                      ----------
Law"). At the effective time of the Merger (the "Effective Time"), the separate
---                                              --------------
existence of Merger Sub will cease and Fractal will continue as the surviving corporation and as a wholly-owned subsidiary of Issuer ("Surviving
                                                         ---------
Corporation"). The initial directors of the Surviving Corporation shall be the
-----------
directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by the California Law and such Articles of Incorporation; provided, however, at
                                                          --------  -------
the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Fractal Corp. The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

     In connection with the Merger, holders of outstanding Fractal Common Stock will receive, in exchange for each share of Fractal Common Stock held by them,
0.749 shares of Issuer Common Stock. In addition, Issuer will assume all options outstanding under Fractal's 1993 Stock Option Plan, 1995 Stock Plan, 1995 Directors' Stock Option Plan and 1992 Assumed Ray Dream, Inc. Stock Option Plan. If the Merger is consummated, the Fractal Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Fractal and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Fractal and Issuer and no occurrence of an event with a material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to the Merger Agreement.

                                 SCHEDULE 13D

------------------------                                 ----------------------
  CUSIP No. 5914001-16                                     PAGE 18 OF 39 PAGES
------------------------                                 ----------------------

     As an inducement to Fractal to enter into the Merger Agreement, the Individuals (collectively, "Voting Agreement Stockholders") have each entered
                            -----------------------------
into a Voting Agreement dated as of February 11, 1997 (the "Voting Agreement")
                                                            ----------------
with Fractal. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger. The Voting Agreement Stockholders have also executed and delivered to Fractal an irrevocable proxy granting Fractal the authority to vote the shares of Issuer Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous sentence. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each Voting Agreement Stockholder is set forth in Schedule B hereto which is hereby incorporated by this reference. Fractal did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Issuer to enter into the Merger Agreement, certain shareholders of Fractal have each entered into a Voting Agreement dated as of February 11, 1997 with Issuer, the substance of which is substantially similar to the substance of the Voting Agreement. A copy of this agreement is included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also as an inducement to Fractal to enter into the Merger Agreement, Fractal and Issuer entered into a Stock Option Agreement dated February 11, 1997 ("Stock Option Agreement") pursuant to which Issuer granted Fractal the right
  ----------------------
(the "Option"), under certain conditions, to purchase up to a number of shares
      ------
of Issuer Common Stock equal to 19.9% of the issued and outstanding Issuer Common Stock. The Individuals are not parties to the Stock Option Agreement.
The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to a copy of the form of Stock Option Agreement included as Exhibit 5 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Issuer to enter into the Merger Agreement, Issuer and Fractal entered into a Stock Option Agreement dated February 11, 1997 pursuant to which Fractal granted Issuer the right under certain conditions to purchase up to a number of shares of Fractal Common Stock equal to 19.9% of the issued and outstanding Fractal Common Stock. The substance of this agreement is substantially similar to the substance of the Stock Option Agreement, and a copy of this agreement is included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to this agreement.

     Also in connection with the Merger Agreement, the Voting Agreement Stockholders have each entered into an affiliate agreement with Issuer and Fractal (collectively, the "Affiliate Agreements") pursuant to which each Voting
                            --------------------
Agreement Stockholder has agreed to not sell, exchange, transfer, pledge, dispose or otherwise reduce such Voting Agreement Stockholder's interest in or risk relative to any shares of Issuer Common Stock or other equity securities of Issuer owned by such Voting Agreement Stockholder during the period commencing February 11, 1997 and ending at such time as financial results covering at least 30 days of combined operations of Fractal and Issuer have been publicly announced by

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 19 OF 39 PAGES
-----------------------                                 ----------------------

Issuer, so as to prevent interference with Issuer accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 6 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, certain shareholders of Fractal (each, a "Fractal Affiliate") have each entered into an affiliate
                  -----------------
agreement with Fractal and Issuer. The substance of these agreements is substantially similar to the Affiliate Agreements, except that each Fractal Affiliate has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such Fractal Affiliate will be made in accordance with Rule 145 promulgated by the Securities and Exchange Commission (the "Commission") under
                                                            ----------
the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such Fractal Affiliate. A copy of a form of this agreement is included as Exhibit 7 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     As a result of and subject to the Voting Agreement, Fractal has shared power with the Individuals to vote an aggregate of 6,403,517 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 48.27% of the issued and outstanding shares of Issuer Common Stock as of February 19, 1997. To the extent that Fractal, as permitted by the Voting Agreements, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreements and such proxies are granted pursuant to the Voting Agreements, Fractal will have sole power to vote such shares. If pursuant to the Stock Option Agreement, the Option becomes exercisable, Fractal would have the right to acquire up to the number of shares of Issuer Common Stock constituting 19.9% of the Issuer Common Stock then issued and outstanding. If acquired, Fractal would have sole voting and dispositive power over such shares, which shares would number 2,639,976 based upon the number of shares of Issuer Common Stock issued and outstanding as of February 11, 1997. The Individuals are not parties to the Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreements and if the Option is exercised, Fractal may be deemed to beneficially own an aggregate of 9,043,493 shares of Issuer Common Stock based upon the number of shares of Issuer Common Stock issued and outstanding as of February 11, 1997, or 68.17% of the issued and outstanding shares of Issuer Common Stock as of February 11, 1997.

     To Fractal's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Fractal has not effected any transaction in Issuer Common Stock during the past 60 days and, to Fractal's knowledge, none of the persons named in Schedule A has effected any transaction in Issuer Common Stock during the past 60 days.

     Set forth on Schedule C opposite each Individual's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Individual as of the date hereof and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of February 11, 1997). As a result of and subject to the Voting Agreement, each of the Individuals shares

                                 SCHEDULE 13D

------------------------                                ----------------------
  CUSIP No. 5914001-16                                    PAGE 20 OF 39 PAGES
------------------------                                ----------------------

voting power with Fractal to vote that number of shares of Issuer Common Stock as is set forth on Schedule C opposite such Individual's name for the limited purposes described in Item 4 above. Each Individual represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to Fractal's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan or Reorganization dated February 11, 1997 by and among MetaTools, Inc., a Delaware corporation, Rook Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of MetaTools, Inc., and Fractal Design Corporation, a California corporation.

     2. Voting Agreement dated February 11, 1997 by and among MetaTools, Inc., a Delaware corporation, and certain shareholders of Fractal Design Corporation, a California corporation.

     3. Voting Agreement dated February 11, 1997 by and among Fractal Design Corporation, a California corporation, and certain stockholders of MetaTools, Inc., a Delaware corporation.

     4. Stock Option Agreement [option from Fractal to MetaTools] dated February 11, 1997 by and between Fractal Design Corporation, a California corporation, and MetaTools, Inc., a Delaware corporation.

     5. Stock Option Agreement [option from MetaTools to Fractal] dated February 11, 1997 by and between MetaTools, Inc., a Delaware corporation, and Fractal Design Corporation, a California corporation.

     6. MetaTools, Inc. Affiliate Agreement dated February 11, 1997 by and among MetaTools, Inc., a Delaware corporation, Fractal Design Corporation, a California corporation, and certain stockholders of MetaTools, Inc., a Delaware corporation.

     7. Fractal Design Corporation Affiliate Agreement dated February 11, 1997 by and among MetaTools, Inc., a Delaware corporation, Fractal Design Corporation, a California corporation, and certain shareholders of Fractal Design Corporation, a California corporation.

                                 SCHEDULE 13D

-------------------------                               ----------------------
  CUSIP No. 5914001-16                                  PAGE 21 OF 39 PAGES
-------------------------                               ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997

                      FRACTAL DESIGN CORPORATION


                      By:    /s/ LESLIE WRIGHT
                             ---------------------------------------------------

                      Title: Chief Financial Officer and Chief Operating Officer

                                 SCHEDULE 13D

------------------------                                 ----------------------
  CUSIP No. 5914001-16                                     PAGE 22 OF 39 PAGES
------------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 1997


                                   /s/ JOHN J. WILCZAK
                                   --------------------------------------------
                                   John J. Wilczak

                                 SCHEDULE 13D

-----------------------                                 ----------------------
 CUSIP No. 5914001-16                                     PAGE 23 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ BERT KOLDE
                                   --------------------------------------------
                                   Bert Kolde

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 24 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ WILLIAM H. LANE III
                                   --------------------------------------------
                                   William H. Lane III

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 25 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ WILLIAM J. SCHROEDER
                                   --------------------------------------------
                                   William J. Schroeder

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                   PAGE 26 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ SAMUEL H. JONES, JR.
                                   --------------------------------------------
                                   Samuel H. Jones, Jr.

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 27 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ KAI KRAUSE
                                   --------------------------------------------
                                   Kai Krause

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 28 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ HOWARD L. MORGAN
                                   --------------------------------------------
                                   Howard L. Morgan

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 29 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ TERANCE KINNINGER
                                   --------------------------------------------
                                   Terance Kinninger

                                 SCHEDULE 13D

-----------------------                                 ----------------------
 CUSIP No. 5914001-16                                     PAGE 30 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ JAMES MERVIS
                                   --------------------------------------------
                                   James Mervis

                                 SCHEDULE 13D

-----------------------                                 ----------------------
 CUSIP No. 5914001-16                                     PAGE 31 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ ROBERT RICE
                                   --------------------------------------------
                                   Robert Rice

                                 SCHEDULE 13D

-----------------------                                 ----------------------
 CUSIP No. 5914001-16                                     PAGE 32 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ ALEXANDER MIGDAL
                                   --------------------------------------------
                                   Alexander Migdal

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No.                                               PAGE 34 OF 41 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ SALLIE OLMSTEAD
                                   --------------------------------------------
                                   Sallie Olmstead

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 33 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ VULCAN VENTURES
                                   --------------------------------------------
                                   Vulcan Ventures

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 34 OF 39 PAGES
-----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 1997


                                   /s/ FRED BROWN
                                   --------------------------------------------
                                   Fred Brown

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 35 OF 39 PAGES
-----------------------                                 ----------------------

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          FRACTAL DESIGN CORPORATION

                              Present Principal
                              Occupation Including
Name and Title                Name of Employer                                               Citizenship
--------------                --------------------                                           -----------

Mark Zimmer                   President and Chief Executive Officer, Director                    U.S.
                              of Fractal

Thomas Hedges                 Vice President, Research and Development and
                              Chairman of Fractal                                                U.S.

Leslie Wright                 Chief Financial Officer and Chief Operating Officer of             U.S.
                              Fractal

Braden Rippetoe               Vice President, Finance of Fractal                                 U.S.

Joseph Consul                 Vice President, Operations of Fractal                              U.S.

John Derry                    Vice President, Creative Design of Fractal                         U.S.

Steve Guttman                 Vice President, Marketing of Fractal                               U.S.

Karen Bria                    Vice President, International Sales and Marketing of Fractal       U.S.

Michael Popolo                Vice President, North American Sales of Fractal                    U.S.

Pierre Berkaloff              Vice President, Engineering of Fractal                             FRANCE

Arthur Collmeyer              Director of Fractal                                                U.S.
                              Hi/fn, Inc.
                              12636 High Bluff Drive, Suite 400, San Diego, CA 92130


Craig Johnson                 Secretary and Director of Fractal                                  U.S.
                              Venture Law Group, A Professional Corporation
                              2800 Sand Hill Road, Menlo Park, CA 94025

Lee Jay Lorenzen              Director of Fractal                                                U.S.
                              Altura Software, Inc.
                              510 Lighthouse Avenue, Suite Five, Pacific Grove, CA 93950

Stephen Manousos              Director of Fractal                                                U.S.
                              Post Digital Software, Inc.
                              1119 Pacific Ave., Suite 300, Santa Cruz, CA 95060


                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 36 OF 39 PAGES
-----------------------                                 ----------------------

Alain Rossmann                Director of Fractal                                                France
                              Unwired Planet, Inc.
                              390 Bridge Parkway, Redwood City, CA 94065

Anthony Sun                   Director of Fractal                                                U.S.
                              Venrock Associates
                              775 Page Mill Road, Suite A230, Palo Alto, CA 94304

Thomas Unterberg              Director of Fractal                                                U.S.
                              Unterberg Harris
                              65 East 55th St., 18th floor, New York, NY 10022

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                    PAGE 37 OF 39 PAGES
-----------------------                                 ----------------------


                                  SCHEDULE B

Individual                 Principal Occupation or     Name and Address of Corporation    Citizenship
                                 Employment                          or
                                                         Other Organization in Which
                                                                  Employed

John J. Wilczak           Chairman of the Board,      MetaTools, Inc.                         U.S.
                          President and Chief         6303 Carpinteria Ave.
                          Executive Officer           Carpinteria, CA 93013

Bert Kolde                General Partner             Paul Allen Group                        U.S.
                                                      110 110th Ave, N.E., Suite 550
                                                      Bellevue, WA 98004

William H. Lane III                                   Canyon Vista, Inc.                      U.S.
                                                      10695 Magdalena
                                                      Los Altos Hills, CA 94024

William J. Schroeder      President and Chief         Diamond Multimedia Sales                U.S.
                          Executive Officer           2880 Junction Avenue
                                                      San Jose, CA 94134

Samuel H. Jones, Jr.      President                   S&J Transportation                      U.S.
                                                      U.S. Route 40, P.O. Box 169
                                                      Woodstown, NJ 08098

Kai Krause                Senior Science and Design   MetaTools                               GERMANY
                          Officer                     6303 Carpinteria Ave.
                                                      Carpinteria, CA 93013

Howard L. Morgan          President                   The ARCA Group, Inc.                    U.S.
                                                      764 Mt. Moro Road
                                                      Villanova, PA 19085

Terance Kinninger         Vice President and Chief    MetaTools                               U.S.
                          Financial Officer           6303 Carpinteria Ave.
                                                      Carpinteria, CA 93013

James Mervis              Vice President, Strategic   MetaTools                               U.S.
                          Development and Business    6303 Carpinteria Ave.
                          Affairs                     Carpinteria, CA 93013

Robert Rice               Vice President, Business    Real Time Geometry Corp.                U.S.
                          Development of              51 John F. Kennedy Parkway, Suite
                          MetaTools, Inc.             303
                                                      Short Hills, NJ 07078

Alexander Migdal          Vice President,             Real Time Geometry Corp.                U.S.
                          Senior Scientist            40 Washington Road
                          of MetaTools, Inc.          Princeton Junction, NJ 08550

                                 SCHEDULE 13D

-----------------------                                 ----------------------
  CUSIP No. 5914001-16                                     PAGE 38 OF 39 PAGES
-----------------------                                 ----------------------

Individual                 Principal Occupation or     Name and Address of Corporation    Citizenship
                                 Employment                          or
                                                         Other Organization in Which
                                                                  Employed

Fred Brown                Senior Vice President,      MetaTools                               U.S.
                          Sales and Marketing         6303 Carpinteria Ave.
                                                      Carpinteria, CA 93013

Vulcan Ventures           N/A                         110 110th Ave, NE                       Washington
                                                      Suite 550
                                                      Bellevue, WA 98004


                                 SCHEDULE 13D

-----------------------                                 ----------------------
 CUSIP No. 5914001-16                                     PAGE 39 OF 39 PAGES
-----------------------                                 ----------------------

                                   SCHEDULE C

                          Number of Shares of     Percentage of Outstanding
      Individual          Issuer Common Stock      Shares of Issuer Common
                          Beneficially Owned    Stock as of February 11, 1997
---------------------     -------------------   -----------------------------

John J. Wilczak                1,238,583                     9.31%

Bert Kolde                     2,014,167                    15.17%

William H. Lane III                7,500                     0.06%

William J. Schroeder               8,333                     0.06%

Samuel H. Jones, Jr.           1,131,055                     8.52%

Kai Krause                       760,361                     5.63%

Howard L. Morgan                 267,500                     2.02%

Terance Kinninger                 25,872                     0.19%

James Mervis                      14,333                     0.11%

Robert Rice                       90,165                     0.68%

Alexander Migdal                 815,469                     6.15%

Vulcan Ventures                2,000,000                    15.08%

Fred Brown                        30,179                     0.23%
